Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup




05008765

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
DC 20549
USA

Our ref: LB/CS/24/3
Your ref: 82-2782

1 June 2005

SUPPL

Dear Sirs

Re: Stock Exchange Announcement

Please find attached a copy of the Stock Exchange announcement issued on behalf of Kelda Group plc on 1 June 2005.

This announcement is being made pursuant to Rule 12g3 - 2(b). Please note that the file number for your reference is 82-2782.

Yours faithfully



Jane Downes
Assistant Company Secretary

PROCESSED
JUN 09 2005
THOMSON FINANCIAL


PROCESSING
SECTION
RECEIVED
JUN 07 2005
198
SEC MAIL
WASH., D.C.

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Director Declaration
Released	14:24 01-Jun-05
Number	PRNUK-0106


KeldaGroup

As announced on 25 May 2005, Kelda Group plc confirms that Edmund John Seward Anderson and Catherine Rosemary Reid Avery have been appointed as non executive directors of the company with effect from 1 June 2005.

There are no further details to be disclosed pursuant to Listing Rule 16.4.

For further information contact:

Philip Hudson

Group Company Secretary

Tel: 01274 600 111

END

Close